Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Alcon 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-111145) of Alcon, Inc., of our report dated June 25, 2004, with respect to the statements of net assets available for benefits of Alcon 401(k) Retirement Plan as of December 30, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 30, 2003, annual report on Form 11-K of Alcon 401(k) Retirement Plan.

/s/ KPMG LLP

Fort Worth, Texas
 July 8, 2004